大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2005/UOB2005/UOB-A35-/atl

11 November 2005

File No. 82-2947

SUPPL

RECEIVED
2005 DEC -5 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

05013030

Dear Sir

COMPLETION OF DELISTING TENDER OFFER FOR UOB RADANASIN PCL

We enclose a copy of our announcement dated 11 November 2005 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

PROCESSED
DEC 06 2005
THOMSON FINANCIAL

Enc

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

COMPLETION OF DELISTING TENDER OFFER FOR UOB RADANASIN BANK PCL

Singapore, 11 November 2005 **-** Further to the announcement on 13 September 2005, United Overseas Bank Limited ("UOB") wishes to announce that it has undertaken a delisting tender offer for the remaining 0.01% shares in UOB Radanasin Bank Public Company Limited ("UOB Radanasin") not held by it at THB14.16 per share ("Tender Offer"). The Tender Offer was launched on 4 October 2005, and closed on 8 November 2005.

As at the close of the Tender Offer, UOB has received acceptances of 44,826 UOB Radanasin shares, representing 0.0035% of UOB Radanasin's total share capital. Based on the Tender Offer Price of THB14.16 per share, which is also the price UOB recently paid The Financial Institutions Development Fund for its 16.22% stake in UOB Radanasin, UOB paid a total cash consideration of THB634,736.16 to acquire the 0.0035% stake through the Tender Offer process. Following the close of the Tender Offer, UOB's shareholding in its subsidiary, UOB Radanasin, had increased from 99.9925% to 99.9960%.

As at 30 June 2005, the audited net tangible assets of UOB Radanasin amounted to THB 7,217 million. The shares of UOB Radanasin had been suspended from trading on the Stock Exchange of Thailand since 2 March 1998. The last traded price of UOB Radanasin shares was THB6.50 on 27 February 1998.

Chan

Vivien Chan
Group Secretary

大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2005/UOB2005/UOB-A36/atl

14 November 2005

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sir

RESIGNATION OF DIRECTOR AND CHAIRMAN OF AUDIT COMMITTEE

We enclose a copy of our announcement dated 14 November 2005 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

RESIGNATION OF DIRECTOR AND CHAIRMAN OF AUDIT COMMITTEE

Singapore, 14 November 2005 - United Overseas Bank Limited wishes to announce that Mr Ernest Wong Yuen Weng has given notice of resignation as Director and Chairman of the Audit Committee. His notice will be effective from 1 January 2006.

Mr Wong is stepping down from the Board to avoid any possible conflict of interest that may arise from his new pursuits. The Board has accepted his notice of resignation with regret and wishes him all the best in his new endeavours.

Vivien Chan
Group Secretary